ACHIEVE CLINICS, INC.

Free-to-patient immune cell banking to supercharge cancer cell therapy access and innovation


More effective cell therapies
for more cancer patients

achieveclinics.com Los Angeles, CA

Technology Healthcare Minority Founder

Highlights

1. We proactively bank cancer patient immune cells for cell therapy (incl. pre-chemo) at no cost
2. With us, industry can now pre-enroll patients for studies and manufacture with "off-the-shelf" cells
3. Our unique platform generates invaluable large-format, patient records-linked research biomaterial
4. Free-to-patient model fueled by PRO-Aph specimen sales: LOIs reflect ~$0.3m+/pt in potential demand
5. Launch network incl. leaders from Genentech, Penn, Be The Match, xCures, +dozens in active pipeline
6. Initial oncologist support and collection (apheresis) sites expected in Seattle and Houston
7. Proudly endorsed by the Emily Whitehead Foundation (https://emilywhiteheadfoundation.org/)

Our Team



Paul Chun Chief Financial Officer, Co-Founder

~20 year biotech veteran with background in investment research, capital markets, corporate development, and finance, including public biotech Board of Directors. Track record of several IPOs, financings, licensing, etc., incl. in cancer immunotherapy.



Brad Heller Chief Executive Officer, Founder

UCSF-trained neuro and cell biology specialist with biopharma startup experience across CAR-TCR and drug discovery. Finally got fed up with seeing curative cell therapies get stuck behind apheresis appointment backlogs and chemo-cooked cells.

Pitch


ACHIEVE
CLINICS
Investor Presentation
Sep 2023
Brad Heller, Co-Founder, CEO
brad.heller@achieveclinics.com
Paul Chun, Co-Founder, CFO
paul.chun@achieveclinics.com


The Achieve Clinics Vision
Transform cancer cell therapy accessibility and innovation with sustainable free-to-patient proactive apheresis (PRO-Aph™)
Maximize Patient Access
Patients pay nothing to bank their healthiest possible cells
Turbocharge Innovation
Sponsors pay nothing to "pre-enroll" trials with Achieve
Sustainable Value
Innovator demand of up to $300K+ per PRO-Aph™ patient across 2 core business lines:
1. PRO-Aph™ leukopaks for on-demand enrollment/mfg.
2. EHR-linked biospecimens for research/PD
High Impact Core Team
Founders, advisors, and investors with deep experience from across cell therapy and biopharma:
Penn Medicine, Catalent, ThermoFisher, Be The Match, UChicago, Eureka, Amgen, AstraZeneca
Pilot Launch 2023
Initial operations, first customer orders in process:
• Site/ops partners: Texas Children's/Baylor, Fred Hutch, Be The Match, undisclosed partner
• Customers/LOIs: Genentech, Terumo, TCRCure

Financing highlights/update

- **Sep 2023:** Closing >$75K of pre-seed investment; sufficient to support up to 10 PRO-Aph™ collections in Houston/Seattle, first revenues
  - *Terms: convertible note; $5m valuation cap; 20% discount; 6% interest*
- Expect only $1.0-2.0m additional capital required for ongoing profitability

ACHIEVE CLINICS

Forward looking projections cannot be guaranteed.

Cancer cell therapy is transformative – but inaccessible

Diagnosis



Patients are powerless to access cell therapy early because they aren't eligible

Treatment



Conventional treatment damages the cells used to make cell therapies[1]

Regression



Less than 5%[2,3] of advanced patients access a trial before it is too late.

Prior treatment exposure, high costs, and cell collection capacity constraints make the potentially curative option of autologous cell therapy both harder to access and less likely to work

ACHIEVE CLINICS

1. Das et al (2019) *Cancer Discovery*
2. Unger et al (2016) *Am Soc Clin Oncol*
3. Rimel (2016) *Front Oncol*

We streamline access by banking immune cells for free

1. Roster enrollment



2. Eligibility determined



3. Cell collection and banking



4. Cell therapy trials



Patients who may eventually qualify for our network's cell therapies provide consent and EHR access. **Patients do not pay.** Insurance is not billed.

Our **PRO-Aph™** operating network performs pre-emptive apheresis and banks immune cells. Surplus cells can be monetized immediately.

Our roster of patients and inventory of starting material enables **on-demand trial enrollment and manufacturing** with best-in-class **PRO-Aph™** starting material.

ACHIEVE CLINICS

Initial operations focused on Seattle, Houston

Fred Hutchinson Cancer Center
Be The Match Seattle



Key leads/contacts:
David Maloney, MD, PhD, *Fred Hutch*
Aude Chapuis, PhD, *Fred Hutch*
Huy Pham, MD, *Be The Match*



TMC Houston
(Baylor / Texas Children's / Houston Methodist)



Key lead/contact:

☆ Representative prospective sites with existing leads/contacts:

- Cedars-Sinai
- City of Hope
- Duke
- Emory
- Mayo Clinic
- New York Blood Center
- Penn Medicine
- Roswell Park
- Stanford
- UChicago
- UCLA
- USC



Rayne Rouce, MD
Texas Children's Hospital

ACHIEVE CLINICS

PRO-Aph™ Biospecimens Drive Sustainable Value

The Achieve Clinics PRO-Aph™ platform unlocks unprecedented access to patient immune cells for **discovery research**, **process development**, and **clinical manufacturing**:

Research Use Channel

Vials (small format)
100x10⁶ TNC each; 25/patient

Cancer immunology research, TCR discovery, etc.

Genentech

Signed LOI value:
$2,500 / *100x10⁶* unit
~$70K+ per patient

"Process Packs" (large format)
1x10⁹ TNC each; 1-3/patient

Process development, translational/scale-up runs, etc.

Genentech

Signed LOI value:
$75,000 / unit
~$75K+ per patient

Clinical Use Channel

PRO-Aph™ Leukopak
~5x10⁹ TNC each; 1-2/patient

Clinical trial patient acquisition

TCR cure

Signed LOI value:
$150,000 / unit
~$150K+ per patient

Total potential value:
~$300K+ per banked patient

ACHIEVE CLINICS

Forward looking projections cannot be guaranteed.

Substantial addressable markets

We estimate there are presently >1,000 clinical trials of autologous cancer cell therapies, seeking to enroll at least 20,000 patients[1]

- This volume of clinical activity should only grow as programs advance
- Market should also expand as cell therapy reaches larger solid tumor populations

20,000+ patients X **$300K value per patient** → **$6.0B+ potential market**

ACHIEVE CLINICS

1. Wang, et al. 2023 Cancers (Basel) 2023 Feb; 15(4): 1003

Building an Exclusive Patient-Driven Ecosystem

Achieve Clinics will be an AI-powered marketplace enabling patients to both access *and* accelerate innovation across cancer cell therapy:

As first mover, Achieve will have the most robust and accessible roster available

Our PRO-Aph™ patient material will be exclusive and impenetrable, with zero churn
Once patients bank their cells with us and begin conventional treatment, the critical time window will have closed. Competitors would need a time machine to access PRO-Aph™ cells.

Through xCures, our roster is enhanced by a proprietary AI-powered EHR tool
Our clinical site network will have an unparalleled link between patient immune cell tissue, analytics, and real-time medical history

ACHIEVE

Achieve Clinics Founding Team

Brad Heller, CEO



Before Achieve, Brad was a scientist at a cell therapy company called Eureka Therapeutics. He learned first-hand how incredible these medicines can be, but also how difficult they are to make and for patients to access. While at Eureka, Brad co-authored a paper showing that cell therapy can drive a durable complete response in a metastatic hepatocellular carcinoma patient; he also co-invented the next generation of this technology which is now in clinical trials. Before this, Brad worked at a stealth mode biotech founded by Frank McCormick (inventor of sorafenib), where he co-invented small molecule degraders of Raf (PROTACs).

Brad's academic career began at Princeton University (BA, Molecular Biology), continued at NYU School of Medicine (PhD, Neuroscience) and concluded at the University of California, San Francisco (Postdoctoral work). He has published papers in Nature, The Journal of Cell Biology and Scientific Reports.

Paul Chun, CFO/CBO



Paul's professional experience spans more than 15 years across public and private investments, corporate development, and finance, including over $5B in license fees, IPOs, and M&A exits. His finance career began as a biotech equity analyst at Goldman Sachs supporting the firm's coverage of large and small cap biotechnology stocks, followed by a tenure with San Diego-based Boxer Capital/Tavistock Life Sciences where he performed public and private investment diligence and provided strategic oversight for select venture holdings.

Most recently, Paul has been Founder and Managing Partner of Eldred Advisors, an independent advisory practice focused on strategic transactions and corporate development across the life sciences, including projects in CAR/TCR-T, gene editing, nephrology, rare disease, immunology, and infectious disease.

Paul's other corporate experiences include serving as Director of Strategy and Corporate Development at Kiromic BioPharma, a Houston-based AI-driven CAR-T company, and as a member of the Finance and Strategy group at Amgen. Paul also served on the Board of Directors of Nasdaq-listed Stellar Biotechnologies, Inc. until its acquisition in 2019.

ACHIEVE CLINICS

Advisory Board





Michael Bishop, MD

Amittha Wickrema, PhD

Drs. Bishop and Wickrema are Professors of Medicine at the University of Chicago.

Dr. Bishop is a practicing oncologist and Director of the Hematopoietic Stem Cell Program.
Dr. Wickrema is a scientist and Director of the Clinical Cell therapy Laboratory and cGMP Cell Manufacturing core.





Steven Devine, MD

Heather Stefanski, MD PhD

Dr. Devine is the Chief Medical Officer of Be The Match, where Dr. Stefanski serves as the VP of Medical Services.

Be The Match, also known as the National Marrow Donor Program, has an extraordinary track record of treating cancer patients through immune cell transplantation.



Andrew Fesnak, MD

Dr. Fesnak is an Associate Professor of Clinical Pathology and Laboratory Medicine at the Perelman School of Medicine at the University of Pennsylvania.

He is also the deputy director of the Clinical Cell and Vaccine Production Facility and Director of the Stem Cell Laboratory.



Nirupama Pike, PhD

Dr. Pike is the Senior Director and Global Head of Strategic Alliances at Catalent. She has extensive experience in the use of cryopreservation to streamline the cell therapy supply chain.



Shawn Carbonell, MD PhD

Shawn Carbonell, MD PhD, Managing Partner of Brazen Capital, believes the best founders wear lab coats, and founded Brazen to make the most founder-friendly VC in existence

ACHIEVE CLINICS